Highland Capital Funds Distributor, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(855) 498-1580

August 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Dominic Minore

Re:	NexPoint Capital, Inc.
Registration Statement on Form N-2 (File No. 333-196096)

Dear Mr. Minore:

The undersigned, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and as the dealer manager of NexPoint Capital, Inc. (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (Registration No. 333-196096) (the “Registration Statement”) so that such Registration Statement may be declared effective as soon as practicable.

The disclosure in the referenced filing is the responsibility of the Company. The Company represents that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

By:	/s/ Brian Mitts
Brian Mitts
Treasurer